

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Mr. Chen Ge
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

Re: **China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 1-15138**

Dear Mr. Chen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director